Sinclair Broadcast Group, Inc.

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

September 26, 2012

Via EDGAR and Facsimile

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:     Sinclair Broadcast Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 2, 2012

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Filed August 8, 2012

File No. 000-26076

Dear Mr. Spirgel:

This letter sets forth the response of Sinclair Broadcast Group, Inc. (the “Company”) to the Staff’s comment letter dated September 20, 2012 relating to the Company’s Forms 10-K and 10-Q .  For ease of review, we have set forth the comment of your letter and our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2011

8. Income Taxes, page F-28

1.    We note your response to comment 2 from our letter dated August 30, 2012. However, your response only discussed a change in consistent trends of positive earnings. Please tell us how the consistency in earnings of the VIEs changed from December 31, 2011 to March 31, 2012. Tell us how you considered all available positive and negative evidence at December 31, 2011 and March 31, 2012.

In addition, your proposed future disclosure reiterates accounting literature, rather than providing detailed information on specific variables and evidence used to determine your valuation allowance. Your disclosure should discuss all available positive and negative information. Since there is a significant change in your valuation allowance in 2012, please disclose clear, explainable reasons for the changes in the valuation allowance. Also since you continue to hold a significant valuation allowance, please discuss in MD&A the underlying business problems and issues that give rise to the allowance.

Response:

As of December 31, 2011, one of the Company’s consolidated VIEs had federal and state net operating loss (“NOL”) carryforwards and other book-to-tax temporary differences, related to intangible assets and capital leases, for which a valuation allowance was recorded against the related deferred tax asset.  The NOL carryforwards of the VIE expire in years 2022 to 2029.  The valuation allowance was recorded during the periods the NOL carryforwards were generated because forecasted taxable income of the VIE was not sufficient to realize the reversal of the book-to-tax temporary differences and the NOL carryforwards prior to expiration.  The forecasted income was also not considered objectively verifiable given the recent history of cumulative losses.  The significant sources of taxable income of the VIE are payments by the Company pursuant to certain local marketing agreements (“LMAs”), as disclosed in the footnotes to the financial statements, as well as income from their investment in the Company’s common stock, such as dividends and capital gains on sale of the stock.

In 2009 and years prior, available deductions, such as interest expense and amortization of intangible assets, exceeded gross taxable income of the VIE, resulting in NOLs for tax purposes, as well as operating losses on a book basis.  Additionally, in 2008 and 2009, the Company experienced significant losses, which had a negative effect on the profitability of the VIE.  In the fourth quarter of 2009, due to significant liquidity concerns, the VIE amended certain arrangements with the Company, which provided additional stability of income sources through the term of the LMAs, assuming the Company was able to return to profitability and honor the terms of the LMAs.  The LMAs expire in 2016 but have three consecutive five-year renewal options exercisable at the Company’s option.  Throughout 2009 and until late 2010, the Company did not pay a dividend, and the stock was trading at all-time lows in 2009 (as low as $0.89).  The closing stock price at December 31, 2009 was $4.03.  As such, while the VIE now had more predictable income under the LMA arrangements, it was not considered more likely than not that the VIE would realize the deferred tax assets prior to the expiration of the NOL carryforwards, due to concerns over its ability to realize sufficient taxable earnings from its investment in the Company’s common stock as well as the lack of predictability over the Company’s ability to make its payments under the agreement over a long term period.  Additionally, the forecasted income was still not considered objectively verifiable given the recent history of cumulative losses.

In 2010, the VIE generated a small NOL, and in 2011, due to taxable income generated from the VIE selling some of its shares of the Company’s common stock in the first quarter of 2011 when the stock price was over $12 per share, the VIE utilized almost 10% of the existing NOL carryforwards.  As of December 31, 2011, the forecasted taxable income of the VIE, assuming that all available renewal options on the LMA are exercised by the Company and excluding any income from sales of its investment in the Company’s common stock (capital gains), was not expected to be sufficient to realize all of the deferred tax assets and approximately half of the available NOL carryforwards would expire unutilized.  The VIE was not expected to begin utilizing NOL carryforwards until there was a substantial reduction in other available deductions, such as interest expense and amortization of intangible assets.  This was not expected to occur until 2017 at the earliest and this utilization would only occur if the agreement between the Company and the VIE is extended when it expires in 2016.  In fact, the VIE was forecasting to generate additional NOL carryforwards in years 2013 through 2016.  Additionally, the pre-tax book income adjusted for permanent differences of the VIE for the three-years ended December 31, 2011, was in a cumulative loss position, which represents significant negative evidence.

The VIE continues to hold an investment in the Company’s common stock, with a low tax basis, and the VIE’s ability to generate significant capital gains upon sale is critical to this analysis.   Throughout 2011, the Company’s stock price ranged from lows of approximately $7 per share in the third quarter to highs of almost $13 per share in the first quarter.  During the fourth quarter of 2011, the Company’s stock price ranged from $7 per share to $11 per share, closing at $11.33 on December 31, 2011.  If the investment in the Company’s common stock was sold for $11 per share, the capital gain would utilize almost half of the NOL carryforwards.   As of December 31, 2011, the forecasted taxable income of the VIE, assuming that all available renewal options on the LMA are exercised by the Company, including capital gain upon sale of the shares of the Company’s common stock at $9 per share, would be sufficient to realize all of the deferred tax assets prior to the expiration of the NOL carryforwards; however, the utilization of the available NOL carryforwards would not begin to occur until 2017 and would not be fully utilized until 2029.  Inherent in achieving these projections is the renewal of the LMAs with the Company, expenses of the VIE not related to the LMA not increasing significantly, and the Company’s common stock price remaining stable which had not been the case in recent years.  The Company concluded at December 31, 2011 that in its judgment it was more likely than not that the deferred tax assets would not be realized due to uncertainties over the achievability of the long-term projections as noted above since the VIE was in a three-year cumulative loss position, future income beyond 2016 is partially dependent on the execution of the renewal options on the LMA by the Company, and due to the uncertainty of the stability of the valuation of the Company’s stock given the recent volatility, since the realizability is partially dependent on the sale of the Company’s common stock for at least $9 per share.

As the Company believed that it was reasonably possible that by the quarter ended March 31, 2012, continued stability in the valuation of the Company’s common stock and continued consistent quarterly dividends as well as a projected change from a three-year pre-tax cumulative book loss to a cumulative income position would provide additional confidence in the forecasted taxable income in years 2017 - 2029 in order to conclude that it could be more likely than not that the deferred tax assets of the VIE would be realized, the Company provided “early warning” disclosure in the December 31, 2011 financial statements.

During the three months ended March 31, 2012 the Company paid a quarterly dividend $0.12 per share, consistent with 2011.  Additionally, subsequent to March 31, 2012, but prior to the issuance of the March 31, 2012 financial statements, the board of director declared a quarterly dividend of $0.12, payable in June 2012.  During first quarter of 2012, the stock price was less volatile and ranged from $11 to $12.50 per share.  The stability of the stock price, and the higher valuation, provided additional support in the first quarter of 2012 of the future income in the VIE’s investment in the common stock, in the form of capital gains that would be realized if the shares were sold.  It also provided additional certainty of the likelihood of the revenue from the LMA arrangement being realizable through-out the remaining 5 year term of the agreement and that the LMAs would likely be renewed with the current terms, and the Company would be able to honor the terms of these agreements as evidenced by the overall improvement of the Company’s operations over 2011 and the first quarter of 2012.  It should be noted that as recently as July 10, 2009, the Company publicly announced, as filed on Form 8-K, the possibility of filing for bankruptcy, as a result of its heavy debt load and challenges in extending the terms of certain agreements.   Additionally, because of the higher valuation of the stock, the Company was considering an increase in its quarterly dividend per share in order to maintain a comparable dividend yield.  After the filing of the March 31, 2012 financial statements, in July 2012, the board of directors declared a quarterly dividend of $0.15 per share, reflecting an increase of $0.03 per share or 25%.  Furthermore, the pre-tax book income adjusted for permanent differences of the VIE for the trailing three-year period ended March 31, 2012, was in a cumulative income position, which provided a key piece of objective evidence that had not previously existed to support the future income projection.  Considering all of the aforementioned evidence, as of March 31, 2012, the Company concluded that it was more likely than not that the deferred tax assets would be realized prior to expiration, and in the Company’s judgment, it was appropriate to release the valuation allowance.

In future filings, the Company will modify its disclosure of this release of a valuation allowance in the footnotes to the consolidated financial statements and the Results of Operations within MD&A, as follows:

“During the first quarter of 2012, a valuation allowance of $7.7 million related to certain deferred tax assets of Cunningham, one of our consolidated VIEs, was released as the weight of all available evidence supports realization of the deferred tax assets.  This assessment was based primarily on the sufficiency of forecasted taxable income necessary to utilize NOLs expiring in years 2022 — 2029.  This VIE files separate income tax returns.  Any resulting tax liabilities are nonrecourse to us and we are not entitled to any benefit resulting from the deferred tax assets of the VIE.”

The Company’s remaining valuation allowance relates primarily to state NOL carryforwards, which do not relate to any of the Company’s VIEs.  The Company believes that it is more likely than not that these NOL carryforwards will not be utilized prior to expiration based on its forecasts.  In certain states, the Company expects continued net operating losses for the foreseeable future.    When changes in the valuation allowance affect the Company’s effective tax rate, the impact is discussed in the Results of Operations within MD&A.  As we do not currently anticipate significant changes in the realizability of state NOL carryforwards, we do not currently expect a corresponding impact on the Company’s effective tax rate.

In future filings, the Company will modify its disclosure of critical accounting policies within MD&A and estimates with respect to income tax valuation allowances, as follows:

“We provide a valuation allowance for deferred tax assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized.  In evaluating our ability to realize net deferred tax assets, we consider all available evidence, both positive and negative, including our past operating results, tax planning strategies and forecasts of future taxable income.  In considering these sources of taxable income, we must make certain judgments that are based on the plans and estimates used to manage our underlying businesses on a long-term basis.  A valuation allowance has been provided for deferred tax assets related to a substantial portion of our available state net operating loss carryforwards, based on past operating results, expected timing of the reversals of existing temporary book/tax basis differences, alternative tax strategies and projected future taxable income.”

As requested by the Staff of the Commission, the Company is providing the following acknowledgements:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matter discussed in this letter please call the undersigned at (410) 568-1686.

Thank you for your consideration in these matters.

Very truly yours,

/s/ David R. Bochenek

David R. Bochenek
Vice President and Chief
Accounting Officer

cc:                        Inessa Kessman, Staff Accountant

Terry French, Accountant Branch Chief

Kate Beukenkamp, Attorney-Advisor

Paul Fischer, Attorney-Advisor